February 28, 2025

VIA EDGAR

Ms. Deborah L. O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698) - KraneShares 2x Long BABA Daily ETF, KraneShares 2x Long PDD Daily ETF, KraneShares 2x Long JD Daily ETF, KraneShares 2x Long BIDU Daily ETF, and KraneShares 2x Long TSM Daily ETF

Dear Ms. O’Neal:

This letter responds to your comments, discussed in our telephone conversation on November 12, 2024 regarding your review of Post-Effective Amendment No. 394 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of the following separate new series of Registrant:

1.	KraneShares 2x Long BABA Daily ETF,
2.	KraneShares 2x Long PDD Daily ETF,
3.	KraneShares 2x Long JD Daily ETF,
4.	KraneShares 2x Long BIDU Daily ETF, and
5.	KraneShares 2x Long TSM Daily ETF (each, a “Fund”).

Each of your comments is repeated below, followed by the Registrant’s response.

The Registrant has determined to delay the effectiveness of Funds 3 through 5 in the above list, namely the KraneShares 2x Long JD Daily ETF, KraneShares 2x Long BIDU Daily ETF, and KraneShares 2x Long TSM Daily ETF. Accordingly, the responses contained in this letter are only applicable to Funds 1 and 2 in the above list, namely the KraneShares 2x Long BABA Daily ETF and KraneShares 2x Long PDD Daily ETF. Unless otherwise stated herein, defined terms have the same meaning as used by a Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	If the Fund(s) could get sufficiently large, please advise whether and how its size could impact trading in the underlying single stock and any resulting impacts on a Fund.

RESPONSE: The Registrant does not anticipate that the Funds will reach a size where they could impact the trading of each Company. As of February 21, 2025, both Alibaba Group Holding Ltd. (“BABA”) and PDD Holdings Inc. (“PDD”) each have a market capitalization of approximately $342 billion and $182 billion, respectively. Furthermore, as of February 20, 2025, each of BABA and PDD have an average trading volume of 30,652,321 and 8,642,715, respectively. Based on the market capitalization and trading volume of each Company, the Registrant does not believe the Funds’ or the Funds’ counterparties trading will impact a Company.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

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U.S. Securities and Exchange Commission

February 28, 2025

2.	Given that the federal income tax treatment of certain aspects of the proposed operations of a Fund are not entirely clear, and given the resulting implications to a Fund’s ability to qualify and maintain regulated investment company (“RIC”) status under Subchapter M of the Internal Revenue Code of 1968 (“Code”), the ultimate tax treatment of each Fund appears to be material to an informed investor. Therefore, please explain the technical merits of your tax position regarding RIC status, any known views of the taxing authorities with respect to the positions, a history of the taxing authority with respect to resolving Fund tax issues with similar levels of technical support, and any other relevant information. As discussed in ASC-740, there is a presumption when performing such analysis that tax positions will be examined by a taxing authority that has knowledge of all relevant information.

RESPONSE: Each Fund will invest in instruments, including most prominently swap agreements, that provide leveraged exposure to the securities of the relevant Company, which are the “reference asset” underlying the swaps. The balance of a Fund’s assets will consist of shares of the relevant Company, money market funds, deposit accounts with institutions of high-quality credit ratings and/or short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, including U.S. government securities and repurchase agreements, short-term bond funds and exchange-traded funds, which can include affiliated ETFs, and/or corporate or other non-government fixed-income securities, such as commercial paper and other short-term unsecured promissory notes. Given this investment profile, in order to understand why the Funds expect to meet Code requirements for a RIC, it is imperative to understand how swap agreements work.

Swap Agreements – General. In a standard total return swap transaction, two parties agree to exchange the return over a particular period of time on a particular amount of a reference asset, such as an index or Company security. The particular period of time is commonly referred to as the “term” of the swap agreement, and the particular amount of the reference asset is referred to as the “notional amount” of the swap agreement.

For example, a Fund may enter into a swap agreement with a counterparty pursuant to which the Fund is paid the return on $100 of BABA each day until the swap agreement is terminated. In this example, the reference asset is BABA and the notional amount of the swap is $100. The term of the agreement is unknown but the Fund’s returns on the swap are accrued daily to its net asset value (“NAV”).1

[1]	Ultimately, the Fund will calculate and settle the obligations of the parties on a net basis with a single payment. During the term of the agreement, each party’s return on the swap and, conversely, its payment obligation under the swap will vary depending on the performance of BABA.

U.S. Securities and Exchange Commission

February 28, 2025

If the Fund holds this swap on a day when BABA increases by 2%, then the Fund’s return on the swap is the gain on the notional amount, plus or minus transaction costs.2 Thus, for the day described, the Fund’s return would be 2%, and at the end of that day, the “market value” of the swap would be $2. Two dollars would be accrued to the Fund’s NAV and the counterparty’s net obligation to the Fund on the swap agreement would increase by $2.

Swap Agreements and the Code. The Code provides that, in order to qualify as a RIC, each Fund must diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, which is the calendar year:

(i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer; and

(ii) not more than 25% of the value of the Fund’s total assets is invested (x) in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships.3

There are two issues that must be addressed in determining compliance with these RIC diversification requirements given an investment in a derivative instrument such as swaps: (1) who the “issuer” of the derivative instrument is and (2) what the value thereof is.

The term “issuer,” as used in section 851(b)(3), is not defined in the Code. The 1940 Act definition, which is “every person who issues or proposes to issue any security, or has outstanding any security which it has issued,” does not directly address the question presented.

In general, the issuer of a security for purposes of the diversification requirements “is the entity the economic fortunes of which ultimately determine the performance of the security.” For an equity swap, at least two different factors drive its performance: counterparty credit risk (i.e., the risk that the counterparty will fail to perform its obligations under the agreement); and market risk (i.e., the risk that the security positions to which the equity swap refers will decline in value).

Guidance issued by the Internal Revenue Service (“Service”) draws a distinction between exchange-traded derivative contracts, where the issuer of the underlying securities is viewed as the issuer because counterparty credit risk is essentially removed, and over-the-counter (“OTC”) derivative contracts, where that risk is the key determinant. More specifically, in the case of a non-exchange-traded (i.e., OTC) swap, Service guidance indicates that the counterparty should be treated as the issuer, because the counterparty’s economic fortunes determine the ultimate performance (i.e., payment) of the equity swap.

[2]	Typical transaction costs include dividends or interest paid on the reference assets during the term of the swap and less the interest paid by the Fund on the notional amount to its swap counterparty.
[3]	Internal Revenue Code section 851(b)(3).

U.S. Securities and Exchange Commission

February 28, 2025

By contrast, the Service has ruled that, for purposes of the diversification requirements, the issuer of an exchange-traded call option is the corporation the stock or securities of which underlie the option.4 The Service reasoned that, with an exchange-traded option, the option holder does not look to any particular option writer for performance. The option exchange, by serving as the market mechanism for transactions between buyers and the real option writers in the aggregate, effectively removes any credit risk with respect to the option holder’s counterparty. Because of the intermediating role the exchange and its associated clearinghouse perform, “the entity the economic fortunes of which ultimately determine the performance of the [contract]” is the issuer.5

The Service has indicated on a few occasions that this “look through” approach is limited to exchange-traded futures contracts because of the intermediating role played by the exchange and its associated clearinghouse. Thus, in concluding that the acquisition of futures contracts on U.S. government securities from a clearing organization is in effect an indirect investment in securities of the government, the Service said: “We recognize, as it was in G.C.M. 37233 in the case of over-the-counter options, that a company’s investment in an over-the-counter financial futures contract will depend to a greater extent on the performance of the other party to the contract. Consequently, we are not commenting on whether the issuer of such a financial futures contract should be considered the issuer of the underlying security for purposes of section 851(b)[(3)].”6

[4]

Rev. Rul. 83-69, supra (considered in GCM 37233, supra); see GCM 39582 (Nov. 24, 1986) (the issuer of a NASDAQ-listed option is the issuer of the security underlying the option); also see PLR 8811053 (Dec. 22, 1987) (and related GCM 39708 (Mar. 4, 1988)), wherein the Service ruled that the “issuers” of an option on a stock index or a long or short position on a stock index future or an option on a stock index future are the issuers of the stocks underlying the index, in proportion to the weighting of the stocks in computing the index, irrespective of whether the index is “broad-based” or “narrow-based” (reversing the Service’s prior distinction between options and futures on “narrow-based” indices (look-through) and “broad-based” indices (“self-issued”) (see GCM 39316, supra)), and PLR 8834046 (May 27, 1988) (same).

Based on that ruling, the Service also has concluded in a series of private letter rulings (“PLRs”) and general counsel memoranda (“GCMs”) that the U.S. government should be viewed as the issuer, for those purposes, of an exchange-traded futures contract on a U.S. government security. See, e.g., PLRs 8823067 (Mar. 11, 1988) and 8322054 (Feb. 28, 1983); see also GCMs 38994 (May 27, 1983) and 39447 (Dec. 5, 1984).

[5]	GCM 37233, supra.
[6]	GCM 38994, supra.

U.S. Securities and Exchange Commission

February 28, 2025

The Service subsequently ruled privately, however, that the issuer of over-the-counter options on U.S. government securities is the government, expressly rejecting limitation of the “look-through” to exchange-traded options.7 This PLR is the only instance of which we are aware in which the Service reached such a conclusion. The extension of the look-through approach to those over-the-counter instruments appears to rely on the special nature of the underlying government securities. Given (1) the long period since PLR 8810023 was issued, (2) the absence of any subsequent guidance from the Service reaching a similar conclusion and, in particular, guidance considering who the issuer of an over-the-counter swap agreement should be, and (3) the prohibition in section 6110(k)(3) against using or citing PLRs as precedent, we do not believe that the conclusion in PLR 8810023 should apply to equity swaps. Although the Service did not consider the issue in that PLR, it may be possible to distinguish the options involved there from equity swaps, because those options may have required the delivery of U.S. government securities even in the event of the counterparty’s default, whereas an equity swap is cash-settled and performance (i.e., payment) is dependent on the counterparty (whose obligations may or may not be collateralized).

Although the Service has not explicitly ruled on the treatment, for purposes of the diversification requirements, of over-the-counter instruments representing a notional exposure to underlying securities, the absence of an exchange mechanism and the investor protections of listing argue against the “look-through” approach. In particular, a swap counterparty’s refusal to pay or other default under an equity swap generally will have a greater effect on the economic performance of the equity swap than changes in the values of the underlying securities; indeed, the counterparty’s default will greatly impair the swap’s performance regardless of those values. Thus, the Registrant believes that the counterparty would be viewed as the issuer of an over-the-counter instrument such as an equity swap, because the counterparty is “the entity the economic fortunes of which ultimately determine the performance of the security.”

Section 851(c)(4) (applicable to RICs) of the Code defines “value” as “market value” in the case of securities for which market quotations are readily available and “fair value as determined in good faith” by the Board in the case of other assets. This definition aligns with Section 2(a)(41) of the 1940 Act, Rule 2a-5 under the 1940 Act and Topic 820 in the accounting literature, pursuant to which swap agreements are deemed not to have readily available market prices. Thus, the value of the Funds’ swaps for Code diversification purposes will be their fair value, and the Funds will follow the industry practice of assigning a fair value daily based upon the current market value of the Company’s securities.

Registrant acknowledges that there exists somewhat dated Service guidance (in the form of private letter rulings (“PLRs”) and GCMs, not in published rulings or procedures that have precedential authority) that supports the alternative approach, i.e., using notional value. In such PLRs and GCMs, which were issued in the 1980s, the Service concluded that the value of a RIC’s position in certain options and futures contracts (each, a “Derivative”) should be the Derivative’s notional value. For example, the Service concluded that an uncovered or “naked” call option written by a RIC under which the RIC is obligated to sell an underlying instrument, which it does not own, to the option holder at a set price should be valued at the value of the underlying instrument.8 It reached a similar conclusion regarding futures contracts (unless covered or used for hedging purposes), written put options (under which a RIC is obligated to purchase the underlying instrument from the option holder at a fixed price), and written put or uncovered call options on a stock index or stock index futures contract.9 The Service specifically rejected an approach based on the amount paid on margin.10 In these pronouncements, the Service based its approach on the fact that the RIC’s risk of loss with respect to each Derivative was not limited; and because the RIC’s economic exposure was similar to the owner of the underlying securities, the RIC should be regarded as owning them.

[7]	See PLR 8810023 (Dec. 7, 1987) (considered in GCM 39700 (Mar. 7, 1988)).
[8]	See GCM 39316, (July 31, 1984); PLRs 8640059 (June 26, 1986) and 8549011, (August 30, 1985).
[9]	See GCM 39316, (July 31, 1984); PLR 8823067, (March 11, 1988).
[10]	See GCMs 39316, (July 31, 1984), and 39526 (July 21, 1986).

U.S. Securities and Exchange Commission

February 28, 2025

In contrast, the Service has stated that the measure of a RIC’s investment in a purchased put or call option is the “value of the option [i.e., amount for which the RIC could sell it] rather than the value of the underlying security,” because the RIC’s potential loss is limited to the premium it paid for the option.11 It has also said that in the case of a covered written call option, the option itself is not valued for diversification purposes because the value of the security held by the fund and covering the option is already included.12

The option and futures positions in the PLRs and GCMs that support an alternative approach did not involve swap agreements. Indeed, such Service guidance dates to the era before the use of swaps and net-settled over-the-counter instruments became commonplace; and the Service has not issued any more recent guidance on these valuation issues. Yet swaps are distinguishable from the Derivatives addressed by the PLRs and GCMs in that their notional value is used purely as a reference for calculating the parties’ obligations to each other and does not itself determine the delivery obligations under the agreement.

Further, the Service’s approach was grounded in the theory that the diversification requirements are based on limitation of risk. The value of a swap to a RIC, meaning the amount that is included in the calculation of its net asset value, is the amount by which the swap is in- or out-of-the-money;” and thus is arguably the true measure of the RIC’s investment risk.

Accordingly, Registrant believes that, although there is no Service guidance directly on point, an approach based on market value, applying the fair value of the swaps as derived from the market values of the reference asset, netting positions that have increased against those that have decreased, should apply. Registrant also believes that using the market value of swaps for diversification purposes is consistent with industry practice.

Registrant acknowledges that the Service could determine that this is not the correct method for valuing swaps. For that reason, Registrant has included the following disclosure in its filing: “Investments in swaps and other derivatives may be subject to special U.S. federal income tax rules that could adversely affect the character, timing and amount of income earned by the Fund (e.g., by causing amounts that would be capital gain to be taxed as ordinary income or to be taken into income earlier than would otherwise be necessary)”

However, Registrant would not expect the Service to apply that determination retroactively and disqualify RICs that have been using this method. In this regard, Registrant notes that, when the Service determined that a RIC’s income from investing in derivatives based on an index of physical commodities would not constitute RIC qualifying income, it did so prospectively, giving RICs that invested in such derivatives six months advance notice to change their investments.13 Given this historical, equitable approach, Registrant would expect a similar result here.

[11]	See GCMs 39316 (July 31, 1984) and 39526 (July 21, 1986).
[12]	See, e.g., GCMs 39316 (July 31, 1984) and 39526 (July 21, 1986) and PLR 8640059, (June 26, 1986).
[13]	See Revenue Ruling 2006-1, 2006-2 I.R.B. 261.

U.S. Securities and Exchange Commission

February 28, 2025

3.	Please explain if the Registrant’s and Adviser’s Codes of Ethics address investments in ETFs that provide exposure to a single corporate issuer (“Single Name ETFs”). If these investments are excluded from either of these Codes, please advise whether the Codes will be amended to account for Single Name ETFs, including Single Name ETFs that are not advised by the Adviser. If not, please advise how excluding Single Name ETFs from reporting requirements is consistent with the Registrant’s obligations to implement procedures reasonably designed to prevent violations of the federal securities laws.

RESPONSE: The Registrant’s and the Adviser’s Code of Ethic already require pre-clearance before any Access Person can purchase shares of any Krane ETF including the Single Name ETFs.

4.	The Staff previously asked the Funds to confirm that they intend to use a relative value-at-risk (“VaR”) test in complying with Rule 18f-4 under the Investment Company Act of 1940, as amended (“1940 Act”). The Staff also asked that each Fund supplementally name the designated index that it would use as a designated reference portfolio for the relative VaR test. Please supplementally explain how the Funds will comply with the VaR test. Please also confirm each Fund’s understanding that because the Fund seeks exposure to a single stock, the Staff would not object if the Fund complies with the relative VaR test by comparing the VaR of the Fund’s portfolio to the VaR of that single stock.

RESPONSE: The Registrant confirms the Funds will use relative VaR to comply with Rule 18f-4. The Registrant also confirms each Fund’s understanding that because the Fund seeks exposure to a single stock, the Staff would not object if the Fund complies with the relative VaR test by comparing the VaR of the Fund’s portfolio to the VaR of that single stock. In this regard, the Registrant confirms that each Fund plans to use its relevant Company as the designated reference portfolio for the relative VaR test.

5.	Please confirm each Company’s eligibility to use Form F-3.

RESPONSE: The Registrant confirms that each Company has used Form F-3 and makes current reports on Form 6-K.

6.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” for each Fund at least one week before effectiveness.

RESPONSE: Completed Fees and Expenses and Example sections of the “Fund Summary” for each Fund are included in Exhibit A.

7.	Please revise each Fund’s Principal Investment Strategy to include a brief discussion of each Company.

RESPONSE: The Registrant has made the requested change.

U.S. Securities and Exchange Commission

February 28, 2025

8.	Please add an industry concentration risk factor that corresponds to the industry in which each underlying company is classified.

RESPONSE: The Registrant has added risk disclosure pertaining to each Company’s industry.

9.	Please advise approximately how many counterparties the Funds expect to use and what percentage of a Fund’s assets and investment exposure are expected to be related to each of these counterparties. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement. If notional exposure to a particular counterparty is likely to exceed 20% of the value of a Fund’s assets, please:

●	If applicable, disclose (i) that the counterparty is subject to the informational requirements of the Securities Exchange Act of 1934 (“Exchange Act”) and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

●	For any counterparties that are subsidiaries of publicly-traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.

RESPONSE: The number of swap counterparties actually used by a Fund will depend on its net assets; however, the Funds expect to use two counterparties.14 The Funds intend to add a third counterparty in the future. With respect to each of the Funds, the total mark-to-market value of any swap will at all times be less than 25% of the assets of the Fund. Accordingly, Registrant does not believe that any Fund is concentrated with respect to a particular counterparty or counterparties, and no counterparty is identified in the Prospectus.

The Registrant agrees with the Staff’s basic premise that a Fund’s investment and risk exposure to a swap counterparty can be material to the Fund and Fund shareholders. For that reason, Registrant includes robust counterparty risk disclosure in Fund prospectuses. Further, Registrant takes various steps to mitigate the risk. For example, when entering into swap transactions with swap counterparties, each Fund complies with paragraph (b) of Rule 12d3-1 and limits itself to transacting with swap counterparties that derive more than 15% of their gross revenues from securities related activities that do not owe it an amount that is more than 5% of its total assets; and it complies with similar limits imposed by Subchapter M of the Internal Revenue Code. However, the counterparty credit risk incurred by a Fund from a swap counterparty is limited, at each moment in time, to the current in-the-money, market value of the Fund’s swap contract (i.e., the amount that the swap counterparty owes the Fund). To the extent that a counterparty is required to post collateral to a Fund, it will do so via a sub-account maintained at the Fund’s custodian or subject to a tri-party control agreement. As a result, the Fund’s exposure to any counterparty credit risk will be limited because such collateral will not be held by the counterparty and should not be subject to the counterparty’s bankruptcy or similar proceedings if the counterparty is unable to meet its obligations. For these reasons, Registrant believes that the notional amount of exposure obtained by a Fund from a swap counterparty to a reference asset is not determinative of the risk posed by the swap counterparty to the Fund. Accordingly, Registrant respectfully declines to identify any swap counterparty in a Fund prospectus or file any swap contract as an exhibit to its registration statement, even if a Fund’s notional exposure to a Company’s securities from a particular counterparty may exceed 20% of the notional value of the Fund’s total assets.

[14]	The Funds expect to commence operations with one counterparty but a second counterparty is expected to be added shortly after the commencement of operations.

U.S. Securities and Exchange Commission

February 28, 2025

10.	An ETF may only suspend the redemption of creation units in accordance with Section 22(e) of the Investment Company Act and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. See Exchange-Traded Funds, Investment Company Act Release No. 33646, at pp. 56-59 (Sept. 25, 2019) (Adopting Release). As the Commission has noted, “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism, resulting in significant deviations between market price and NAV per share.” See id. Given that each Fund’s investment objective involves gaining a market exposure to an underlying single stock, please address in your response whether a Fund will be able to continue to issue and redeem creation units where there exist market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of the underlying single stock. Has each Fund considered specific circumstances, including some that may not be “extraordinary,” that might require suspending creations? Please specifically address, among other things, the impact that trading halts in the underlying single stock or instrument through which the Fund gets its exposure to the underlying single stock would have. For example, if the trading in an underlying single stock was halted, please describe whether and how a Fund would continue to accept orders for creation units. Where applicable, please describe considerations with respect to the issuance of creation units separately from considerations with respect to the redemption of creation units. Please also include the following in your analysis:

●	If the Fund achieves its intended exposure indirectly through other instruments, a description of how the analysis differs. For example, if there are issues affecting the liquidity of a single security that would impact the Fund’s ability to create and redeem, how would the impact differ where the Fund is exposed to such single security indirectly?

●	A discussion of whether counterparties may be unwilling to enter into swap transactions if they are unable to hedge their exposure due to an underlying issue with the stock.

●	A description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not translate into the Fund’s inability to create and redeem creation units.

●	A description of the considerations that the Fund’s board and the Adviser gave to the appropriateness of the Fund’s investment objectives and strategies, given the narrow market exposure and potential issues with issuing and redeeming creation units.

RESPONSE: In developing strategies for new series of the Trust, the Adviser principally considers the viability of strategies under normal market conditions and believes that such an approach is consistent with applicable laws and regulations, as well as with the expectations of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) and Staff. Thus, in developing the Funds, the Adviser considered these same factors. In developing the Funds, as an initial matter, the Adviser has determined to offer them as actively managed strategies. In this regard, the Adviser intends to include disclosure that, outside of normal market conditions, they may implement a temporary defensive position. For these reasons, Registrant does not expect the Funds to encounter creation and/or redemption issues.

U.S. Securities and Exchange Commission

February 28, 2025

If trading in the common stock of an underlying issuer were halted, the listing exchange would simultaneously halt trading of the shares of the associated Fund during this time-period. As described above, notwithstanding a halt in trading of the Fund due to a trading halt of the Company’s shares, the Adviser does not expect that the Fund will be required to discontinue the issuance and redemption of creation units. If the market disruption in the trading of the Company’s shares is perceived to be extended in nature (i.e., beyond the end of day trading), the Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the Fund’s course of action with respect to creation unit transactions. The Fund may also, in consultation with the Board, consider other alternatives for the Fund, including obtaining exposure to the Company’s shares through “substitutes,” an amendment to the investment objective and/or principal investment strategies (each of which are non- fundamental policies of the Fund) or the liquidation of the Fund. The Registrant and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

Registrant acknowledges that a trading halt in a Company’s common stock that extends beyond the end of a trading day may limit a swap counterparty from hedging its exposure; on the other hand, just as the Fund may use substitute exposures that are designed to mimic the performance of the Company’s shares, so might a counterparty.

Further, the Adviser has reviewed the trading history of the Companies’ stock and notes there have been minimal to no trading halts for them over the past 10 years, the most impactful of which were the circuit breaker halts during the COVID-19 shock in 2020 (which would have impacted ETFs broadly). With respect to each Company, any trading halt occurrence has been for a very limited time-period. Even if a trading halt lasted for more than one trading day, a swap counterparty’s ability to hedge its exposure to the underlying issuer is not solely dependent upon the underlying issuer’s common stock trading. A swap counterparty can hedge its exposure to the underlying issuer in a variety of ways including investing in assets with a high degree of correlation to the underlying issuer or using futures contracts. If the trading halt was lifted prior to the next trading day, the Adviser does not anticipate that the halt would have any significant economic impact on the Fund or a swap counterparty or the swap counterparty’s willingness to continue with swap arrangements on future trading days.

With regard to the potential for suspensions of creations or redemptions, Registrant notes that the Funds’ ability to suspend redemptions is limited by Section 22(e) of the 1940 Act and any exemptive relief granted therefrom, including Rule 6c-11 (inasmuch as it permits certain ETFs to postpone payment on redemptions for up to 15 days under certain circumstances). With regard to suspensions of creations, Registrant acknowledges the Staff’s position, based on the Adopting Release, that Rule 6c-11 ETFs may only suspend creations under extraordinary circumstances. Registrant observes, however, that, Rule 6c-11 itself does not include such a condition. Nevertheless, Registrant’s “Acceptance of Orders for, and Issuance of, Creation Units” section of the SAI states that “The Fund reserves the right to reject or revoke acceptance of a creation order, for any reason, provided that such action is not in contravention of Rule 6c-11.”

*          *          *          *          *

U.S. Securities and Exchange Commission

February 28, 2025

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na
Franklin Na

cc:	Odette Gafner

U.S. Securities and Exchange Commission

February 28, 2025

Exhibit A

KraneShares 2x Long PDD Daily ETF

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses***	1.26%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.
***	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 1.00% for the fiscal year ending March 31, 2025.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$128	$400

U.S. Securities and Exchange Commission

February 28, 2025

KraneShares 2x Long BABA Daily ETF

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses***	1.26%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.
***	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 1.00% for the fiscal year ending March 31, 2025.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$128	$400